SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ/MF) No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING HELD ON MAY 11, 2012

1. Date, Time and Place: On May 11, 2012, at 10:30 p.m., at the Company’s headquarters, located in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8,501, 19th floor.

2. Call Notice: The call notice was published in the “Diário Oficial do Estado de São Paulo”, on April 11, 12 and 13, 2012, pages 85, 56 and 46, respectively, and in the “O Estado de São Paulo” newspaper, on April 11, 12 and 13, 2012, pages B5, B20 and B7, respectively.

3. Attendance: Shareholders representing more than 65.40% of the Company’s total and voting capital, as per the signatures in the Shareholders’ Attendance Book. Also present Mr. Alceu Duilio Calciolari, Chief Executive Officer, Mr. Andre Bergstein, Chief Financial and Investor Relations Officer, Mr. Olavo Fortes Campos Rodrigues Junior and Adriano Rudek de Moura, members of Company’s Fiscal Council, and Mr. Marcelo Alexandre S. Pupo, bearer of the Brazilian Identity Card (RG) 25.334.615-0, issued by SSP/SP, enrolled with CPF/MF under No. 197.375.598-00 and enrolled with the CRC/SP under No. 1SP221749/O-0, representing the Company’s independent auditors, Ernst & Young Terco Auditores Independentes – S.S.

4. Presiding Board: Caio Racy Mattar, Presidente of the Board of Directors and Chairman of the Presiding Board as set forth on §2, Article 8, of the Company’s Bylaws; and Renata de Carvalho Fidale, Secretary.

5. Agenda: (i) to receive the accounts drawn up by the Company’s officers, examine, discuss and vote on the financial statements concerning the fiscal year ended December 31st, 2011; (ii)to establish the numbers of members that shall comprise the Company’s Board of Directors; (iii) to elect the members of the Board of Directors, due to expiration of their term of office;  (iv) to establish the amount of the global remuneration to be paid to the Company’s administrators in 2012; (v) to install and establish the number of members that shall comprise the Company’s Fiscal Council; (vi) to elect the members of the Company’s Fiscal Council due to the expiration of their terms of office; and (vii) to establish the amount of the global remuneration to be paid to the members of Company’s Fiscal Council in 2012.

6. Resolutions: By shareholders present at the meeting, with the abstention of those legally impeded and with abstention and divergent votes casted in each case and received by the presiding board, the following resolutions have been taken:

6.1. To record that the Minutes related to these Meetings will be drawn-up in summary form and published without the signatures of the shareholders, as permitted by paragraphs 1 and 2 of Article 130 of Law No. 6,404/76.

6.2. To approve, after being examined and discussed, by majority vote and with no restrictions, the accounts drawn up by the Company’s management and the

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Company’s financial statements concerning the fiscal year ended December 31st, 2011, which, together with the Explanatory Notes and the Independent Auditors Opinion, were published, in full, on April 11, 2012, in the “Diário Oficial do Estado de São Paulo – Caderno Empresarial 2”, pages 7 to 14, and in the newspaper “O Estado de São Paulo – Caderno de Economia”, pages 1 to 8, the legal term thereby having been complied with.

6.3. To consign that there will be no dividend distribution in view of the Company’s losses on the fiscal year ended December 31st, 2011.

6.4. To establish, by majority vote and with no restrictions, as set forth in Article 17 of Company’s Bylaws, that the Board of Directors will be comprised of 9 effective members, registering that their election will be by the adoption of multiple voting process, duly requested by shareholders of the Company, as set forth in Article 141 of Law no. 6,404/76. The presiding board informed that the amount of shares needed to elect a Board of Directors’ member is of 28,268,109 shares, in view of number of shares held by the present shareholders.

6.5. To approve, by majority vote and with no restrictions, the election of the following members to the Company’s Board of Directors, for a term of office ending on the date of the Annual General Shareholders’ Meeting to be held in 2014: (i) Nelson Machado, Brazilian citizen, married, teacher, bearer of identity card RG No. 4.367.847-7, enrolled with CPF/MF under No. 004.364.701-44, resident and domiciled in the city of São Paulo, State of São Paulo, at Alameda Rio Claro 217, apartment 31; (ii) Guilherme Affonso Ferreira, Brazilian citizen, separated, businessman, bearer of identity card RG No. 4.405.163 and enrolled with the CPF/MF under No. 762.604.298-00, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Estados Unidos 1342, Jardim America, 01427-001; (iii) Maurício Marcellini Pereira, Brazilian citizen, married, business administrator, bearer of identity card RG No. 19434, issued by CRA/MG, enrolled with CPF/MF under No. 838.823.836-15, resident and domiciled in the city of Brasília, Distrito Federal, at SMPW Quadra 17, conjunto 4, lote 1, casa B, 71741-704; (iv) Cláudio José Carvalho de Andrade, Brazilian citizen, married, business administrator, bearer of identity card RG No. 04.408.508-78, enrolled with CPF/MF under No. 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with offices located at Avenida Ataulfo de Paiva 204, 10th floor, Leblon, 22440-033; (v) Odair Garcia Senra, Brazilian citizen, widower, civil engineer, bearer of identity card RG No. 3.259.126, issued by SSP/SP, enrolled with CPF/MF under No. 380.915.938-72, resident and domiciled in the city of São Paulo, State of São Paulo, with offices located at Avenida das Nações Unidas, 8.501, 19th floor, 05425-070; (vi) José Écio Pereira da Costa Júnior, Brazilian citizen, married, business administrator and accountant, bearer of identity card RG No. 4.762.308, issued by SSP/SP, and enrolled with CPF/MF under No. 359.920.858-15, resident and domiciled in the city of Curitiba, State of Paraná, with offices located at Av. República Argentina 665, suite 906/907, 80240-210; (vii) Gerald Dinu Reiss, Brazilian citizen, married, engineer, bearer of identity card RG No. 3.175.254, issued by SSP/SP, and enrolled with CPF/MF under No. 232.318.908-53, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Cordeiro Galvão 301, Alto de Pinheiros, 05450-020; (viii) Rodolpho Amboss, Brazilian citizen, married, civil engineer, bearer of identity card RG No. 355.703, issued by SPTC, and enrolled with CPF/MF under No. 742.664.117-15, with comercial address at 1271 Avenue of the Americas, 38th floor, New York, NY, 10020, USA; (ix) Henri Philippe Reichstul, Brazilian citizen,

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married, economist, bearer of identity card RG No. 3.798.203 SSP/SP, enrolled with CPF/MF under No. 001.072.248-36, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Sampaio Vidal 270, Jardim Paulistano, 01443-000. All of them, except from Mr. Odair Garcia Senra, are herein appointed as independent members. No positions to the Board of Directors remain vacant.

6.6. To record that the résumés of the members of the Board of Directors hereby appointed were presented to the Shareholders’ Meeting in compliance with paragraph 2 of Article 3 of CVM’s Regulation No. 367/02, having the Company’s management and the shareholders who appointed them, as the case may be, declared that obtained from the appointees the information that they are in condition to make the statements as set forth in Article 2 of said CVM’s Regulation 367/02. The members of the Board of Directors, having executed the Managers Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules and in their capacity as shareholders of the Company holding at least 1 share issued by the Company, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.7. To determine, by majority vote and with no restrictions, the limit of up to R$17,041,926.40, for the amount of the annual global compensation of the Company’s administrators for the 2012 fiscal year, including fixed and variable compensation as well as benefits of any nature. The Board of Directors shall prescribe the individual amounts to be distributed to each of the Company’s administrators, taking into account their responsibilities, time they dedicate to their tasks, their competence, professional reputation and the amount at which their services would be valued at market prices.

6.8. In view of expiration of the term of office, to aprove, by majority vote and with no restrictions, the installation of Fiscal Council (Conselho Fiscal) with three (3) effective members and respective alternates, as set forth on Article 45 of Company’s Bylaws, which shall operate until the Annual General Shareholders’ Meeting to be held on 2013.

6.9. Approve, by majority vote and with no restrictions, to comprise the Fiscal Council (Conselho Fiscal), electing as effective members: (i) Olavo Fortes Campos Rodrigues Junior, Brazilian citizen, business administrator, married, bearer of the Brazilian Identity Card (RG) No. 9.369.027, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 769.488.977-20, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Dr. José Maria Whitaker, No. 310, apt. 4, Edif. Figueira, Zip Code (CEP) 05622-001, (ii) Adriano Rudek de Moura, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 13.126.515-5, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 037.059.028-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Verbo Divino, No. 1,488, cj. 78 B, 7th floor, Zip Code (CEP) 04719-002, and (iii) Luis Fernando Brum de Melo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 6.064.143.776, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 964.918.410-49, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Paulista 2300, 11th floor, Cerqueira Cesar, 01310-300; and as alternate members: (i) Marcello Mascotto Iannalfo, Brazilian citizen, economist, married, bearer of the Brazilian Identity Card (RG) No. 16.994.226-0, issued by SSP/SP, and enrolled with the

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Individual Taxpayer’s Registry (CPF/MF) under No. 101.947.028-39, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Evangelina de Toledo Pizza Wodianer, No. 165, house 1, Zip Code (CEP) 04640-055, (ii) Paulo Ricardo de Oliveira, Brazilian citizen, accountant, married, bearer of the Brazilian Identity Card (RG) No. 14.993.829, issued by SSP/SP, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 031.718.058-73, resident and domiciled in the City of São Paulo, State of São Paulo, at Rua Conselheiro Fernandes Torres, No. 148, apt. 71, Zip Code (CEP) 01235-020, and (iii) Laiza Fabiola Martins de Santa Rosa, Brazilian citizen, economist, single, bearer of the Brazilian Identity Card (RG) No. 32.677.183-9, and enrolled with the Individual Taxpayer’s Registry (CPF/MF) under No. 294.953.408-29, resident and domiciled in the City of São Paulo, State of São Paulo, with offices located at Av. Paulista 2300, 11th floor, Cerqueira Cesar, 01310-300.

6.10. To record that the members of the Fiscal Council hereby appointed, having executed the Fiscal Council Members Deed of Consent provided by the BM&F Bovespa S.A. - Bolsa de Valores, Mercadorias e Futuros Novo Mercado Listing Rules, shall take office upon execution of the term of investiture in the appropriate book, in which occasion they shall make the statements required by law.

6.11. To establish, by majority vote, the global annual amount of R$242,742.86 to be paid as remuneration to the Company’s Fiscal Council members in office.

CLOSING: As there were no further issues to be addressed, the meeting was closed, and the present Minutes were drawn up as a summary, which, after being read and found in appropriate terms, was signed by all in attendance. Signatures: Chairman: Caio Racy Mattar; Secretary: Renata de Carvalho Fidale; Officer of the Company: Andre Bergstein; Member of Fiscal Council: Olavo Fortes Campos Rodrigues Junior; Representative of Ernst & Young Terco Auditores Independentes S.A.: Marcos Alexandre S. Pupo; Shareholders: CITIBANK N A ADR DEPARTMENT, BB REGIME PROPRIO ACOES GOVERNANCA PREVIDENCIARIO FI, BRASILPREV TOP PLUS FUNDO DE INVESTIMENTO DE ACOES, BRASILPREV TOP MM RE FI CREDITO PRIVADO, BB TERRA DO SOL FI MM, BRASILPREV TOP A FUNDO DE INVESTIMENTO EM ACOES, BB TOP ACOES IBOVESPA INDEXADO FI, BB TOP ACOES IBRX INDEXADO FI, BB TOP ACOES CONSTRUCAO CIVIL FIA, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA BRASIL IBX-50, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA CONSTRUCAO CIVIL, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA IBOVESPA, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA IBOVESPA ATIVO, FUNDO DE INVESTIMENTO EM AÇÕES CAIXA TOP CASSINI, TEOREMA FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES I LLC, RIO BRAVO FUNDAMENTAL BRAZIL EQUITIES II LLC, RENATO DE ALBUQUERQUE, NUNO LUÍS DE CARVALHO LOPES ALVES, RIO BRAVO FUNDAMENTAL MIG - FUNDO DE INVESTIMENTO EM AÇÕES, FIPECQ - FUND PREV COMPL EMPREG OU SERV FINEP, IPEA, CNPQ, I I, RIO BRAVO FUNDAMENTAL FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL 06 FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL INSTITUCIONAL FUNDO DE INV EM AÇÕES, RIO VALOR FUNDO DE INVESTIMENTO EM AÇÕES, RIO BRAVO FUNDAMENTAL SIENA FUNDO DE INVESTIMENTO EM AÇÕES, FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS – FUNCEF, CAIXA DE PREV DOS FUNC DO BANCO DO BRASIL (PREVI), TOP ULTRA

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FUNDO DE INVEST EM ACOES, FUNDO DE INVESTIMENTO EM ACOES TOP ATLAS, POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO, POLO FUNDO DE INVESTIMENTO EM AÇÕES, VINSON FUND LLC, EMERGING MARKETS GROWTH INVESTMENTS, L.P., G5 EQUITIES MASTER FIA, G5 TOTAL RETURN MASTER FIM, VERONA II LLC, TRIESTE II LLC, CHYNTIA PORTO DE MELO VALENÇA, BLACKWELL PARTNERS, LLC, LAZARD GLOBAL HEXAGON MASTER F LP, FRANKLIN TEMPLETON CORPORATE CLASS LTD, FRANKLIN TEMPLETON INVESTMENT FUNDS, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO, TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, VANGUARD TOTAL INTERNAT STOCK INDEX FUND, A SERIES OF V S F, WASHINGTON STATE INVESTMENT BOARD, ALPINE CYCLICAL ADVANTAGE PROPERTY FUND, ALPINE GLOBAL PREMIER PROPERTIES FUND, ALPINE INTERNATIONAL REAL ESTATE EQUITY FUND, BELL ATLANTIC MASTER TRUST, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CHANG HWA COMMRCL BK, LTD., IN ITS CPCT AS MSTR CSTDN O I BR F, COLLEGE RETIREMENT EQUITIES FUND, EATON VANCE COLLECTIVE INV TRUST FOR EMPL BEN PL-EMEMKTS E F, EATON VANCE INT (IR) FDS PLC ON BHLF OF EATON VC INT (IR) PP EMEF, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS PLUS SERIES OF BLCKRCK QUANT PARTNERS, LP, EMERGING MARKETS SMALL CAPITALIZATION EQ IN NON-LENDABLE FD, EMERGING MARKETS SMALL CAPITALIZATION EQ IN NON-LENDABLE F B, ENHANCED EMERGING MARKETS SERIES OF BLACKROCK Q P, LP, FLORIDA RETIREMENT SYSTEM TRUST FUND, GMO MEAN REVERSION FUND (ONSH), A SRS OF GMO MSTR PRTFLS (O), IBM 401(K) PLUS PLAN, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI BRAZIL SMALL CAP INDEX FUND, ISHARES MSCI EMERGING MARKETS SMALL CAP INDEX FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BR EQACT M FD, LAZARD INTERNATIONAL REALTY EQUITY PORTFOLIO, MACKENZIE UNIVERSAL WORLD REAL ESTATE CLASS, MICROSOFT CORPORATION SAVINGS PLUS 401(K) PLAN, NUVEEN GLOBL INVESTORS FD PLC - NUVEEN TRADEWINDS EM MKT FD, NUVEEN TRADEWINDS EMERGING MARKETS FUND, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, RBS PENSION TRUSTEE LIMITED, SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND, SPDR S&P EMERGING LATIN AMERICA ETF, SPDR S&P EMERGING MARKETS ETF, SPDR S&P EMERGING MARKETS SMALL CAP ETF, SSGA ACTIVE EMERGING MRKTS SMLL CP SCRTS LENDING QIB C T FD, SSGA MSCI EMERGING MKTS SMLL CP INDEX NON-LENDING CMMN T FD, SSGA SPDR ETFS EUROPE I PUBLIC LIMITED COMPANY, STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS, STATE STREET BANK AND TRUST COMPANY INV FDS FOR TAX EX RET PL, STATE STREET EMERGING MARKETS, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, THE MONETARY AUTHORITY OF SINGAPORE, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, VANGUARD FTSE ALL-WD EX-US SMALL-CP IDX FD, A SR OF VG INT EQ I, VANGUARD TOTAL WORLD STOCK INDEX FD, A SRS OF VG INT

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EQ IDX FD, SANTANDER FUNDO DE INVESTIMENTO IBOVESPA PASSIVO AÇÕES, SANTANDER FUNDO DE INVESTIMENTO EM AÇÕES PREV, SANTANDER FUNDO DE INVESTIMENTO IBOVESPA INST BR AÇÕES, SANTANDER FUNDO DE INVESTIMENTO ATIVO II AÇÕES, SANTANDER FUNDO DE INVESTIMENTO AÇÕES, SANTANDER FUNDO DE INVESTIMENTO IBOVESPA INST AÇÕES, FUNDO DE INVESTIMENTO PAIT SANTANDER, SANTANDER FUNDO DE INVESTIMENTO LOURDES AÇÕES, SANTANDER FUNDO DE INVESTIMENTO PREV MULTIMERCADO, SANTANDER FUNDO DE INVESTIMENTO IBRX INVEST AÇÕES, SANTANDER FUNDO DE INVESTIMENTO MULTIMERCADO DINÂMICO TOP, GUILHERME AFFONSO FERREIRA, ALEXANDRE MILLEN GRZEGORZEWSKI, ANGEL LUIS MARTINEZ IBANEZ, CARLOS ANDRE LOPES BORGES, EDUARDO ALVES DE ARAUJO RODRIGUES, ERIKA FUJIWARA VIDAL E LIMA, EWERTON BONETTI, FABIO ANTONIO PEREIRA, GABRIEL PINTO FIDALGO, GUILHERME STEFANI CARLINI, JOSE MARMO, LAERCIO LAMPIASI, LUCIANO DO AMARAL, LUIS FERNANDO CINIELLO BUENO, MARC WEY HOFLING, MARIA FLAVIA SEABRA GEMPERLI, MARIANA AVESANI CACACE, MARIO MEROLLI CORDEIRO SANTOS, MÁRIO ROCHA NETO, OCTAVIO MARQUES FLORES, PAULO MARCOS NOGUEIRA BORGES, RODRIGO LUCAS TARABORI, THAIS VIEIRA DE CAMARGO, VERIDIANA LIMA PEREIRA DE SOUZA, SANDRO ROGÉRIO DA SILVA GAMBA, LUIZ CARLOS SICILIANO, FERNANDO CESAR CALAMITA, RODRIGO OSMO, ANA CAROLINA DE SOUZA MEDINA, ODAIR GARCIA SENRA, ALCEU DUILIO CALCIOLARI, WILSON AMARAL DE OLIVEIRA, CLAUDEMIR JOSE CORVALAN, KATIA VARALLA, AMADEU ZAMBONI NETO, OREY SULAMERICA PREV FIM, SUL AMERICA EFFECTUS PREV FD INVET MULTIMERCADO, SUL AMERICA EXPERTISE FIA, SUL AMERICA FIA IBOVESPA ATIVO, SUL AMERICA MIX 49 FI MULTI MERCADO, SUL AMERICA MIX 30 FI MULTIMERCADO, SUL AMERICA MIX 15 FI MULTIMERCADO, SUL AMERICA MIX 15 IV FI MULTIMERCADO, SULAMERICA MIX 20 FI MULTIMERCADO, SULAMERICA MIX 30 - IV FIM, SUL AMERICA MIX 40 FI MULTIMERCADO, SUL AMERICA FDO MUTUO DE PRIV FGTS CART LIVRE, SUL AMERICA MIX 49 I FUNDO DE INVESTIMENTO MULTIMERCADO, BNDES PARTICIPAÇÕES S.A. – BNDESPAR, ALBERTO DE OLIVEIRA NETO, BRAM FIA IBOVESPA ALAVANCADO, BRAM FIA IBOVESPA, BRAM FDO DE INVESTIMENTO EM AÇÕES, BRADESCO FIA IBOVESPA QUANTITATIVO, BRADESCO FIA IBOVESPA PLUS, BRADESCO FUNDO DE INVESTIMENTO EM AÇOES IBX PLUS, BRADESCO PRIVATE FUNDO DE INVESTIMENTO EM AÇÕES, BRADESCO PRIVATE FIA IBOVESPA ALAVANCADO, BRADESCO FIA SUPER ACAO, BRADESCO FIA MASTER PREVIDENCIA, BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES MULTISETORIAL e BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50.

I hereby certify that this is a true copy of the minutes drawn up in the appropriate corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 14, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer